EXHIBIT 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

BIRKS & MAYORS RIGHTS OFFERING REGISTRATION STATEMENT

DECLARED EFFECTIVE

Montreal, Quebec. July 20, 2012 Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (NYSE MKT:BMJ), announced that the registration statement for its previously announced rights offering was declared effective by the Securities and Exchange Commission on July 19, 2012. The offering will be open to all holders of Class A voting shares and Class B multiple voting shares of record on July 19, 2012 (the “Record Date”).

Under the terms of the rights offering described in the prospectus contained in the registration statement, the Company will distribute to each holder of record of Class A voting shares and Class B multiple voting shares as of close of business on the Record Date, at no charge, one non-transferable subscription right for every Class A voting share and Class B multiple voting share owned. For every 2.57 subscription rights, the holder will be entitled to purchase one Class A voting share at the subscription price of $1.129 per share.

Subscribers who fully exercise their rights will be permitted to subscribe for additional shares, if available, that were not subscribed for by other rights holders. The aggregate amount of stock available in the rights offering is 4,428,697 shares. As soon as possible after the Record Date, the Company plans to mail to holders of its Class A voting shares and Class B multiple voting shares (as of the close of business on the Record Date) a prospectus and other items necessary for exercising the rights. Shareholders who hold their shares in a bank or broker name will receive the rights offering material from their bank or broker. The prospectus will contain a description of the rights offering and other information. The subscription rights will expire at 5:00 p.m. Eastern Standard time on August 13, 2012, unless the Company elects to terminate the offering prior to the scheduled expiration date or unless the Company’s board of directors elects to extend the offering.

Montrovest BV (“Montrovest”), the Company’s majority shareholder, has advised the Company of its intent to purchase up to $3.5 million Class A voting shares in the rights offering, directly and through its over-subscription privileges.

The purpose of the rights offering is to repay interest bearing debt under the Amended and Restated Cash Advance Agreements, dated June 8, 2011, between the Company and Montrovest.

This announcement shall not constitute an offer to sell, or the solicitation of an offer to buy the rights or the underlying shares, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The offering of shares in the rights offering will be made only by means of a prospectus, copies of which may be obtained from Georgeson Inc., the information agent, at (212) 440-9800 (banks and brokers) or for all others at 1 (800) 279-6913 (United States and Canada) or (212) 440-9800 (outside the United States and Canada).

About Birks & Mayors

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of July 19, 2012, the Company operated 30 stores (Birks Brand) across most major metropolitan markets in Canada, 2 retail locations in Calgary and Vancouver under the Brinkhaus brand, 24 stores (Mayors Brand) across Florida and Georgia and 1 store under the Rolex brand name. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Safe Harbor Statement

Statements which are not historical in nature are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, including statements regarding the expected completion of the rights offering. These risks and uncertainties include, but are not limited to the following: (i) that we will not be able to complete the rights offering, (ii) that shareholders, including Montrovest, will not participate in the rights offering; (iii) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on our costs and expenses; and (v) our ability to maintain and obtain sufficient sources of liquidity to fund our operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement our business strategy, maintain relationships with our primary vendors, to mitigate fluctuations in the availability and prices of our merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2012 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

2